THE ALGER FUNDS
360 Park Avenue South
New York, New York  10010

February 13, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Edward Bartz

Re:	The Alger Funds (File Nos.: 811-1355, 33-4959)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), I am responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 70 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) filed on December 20, 2011 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Comments were provided by telephone to me by Edward Bartz of the Staff on February 1, 2012.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  References in the responses to the prospectus (“Prospectus”) or statement of additional information (“SAI”) are to those filed as part of the Amendment.

The Trust intends to file Post-Effective Amendment No. 71 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on February 21, 2012 pursuant to Rule 485(b) under the Securities Act, specifying an effective date of February 28, 2012.  In addition to responding to the Staff’s comments, the Registration Statement will be filed to update the financial statements, performance and fee and expense information of the Trust’s portfolios, and will include certain non-material changes.

GENERAL COMMENTS

1.                                      Staff Comment:  It is the Staff’s position that the Amendment should have included the consent of the Trust’s Independent Registered Public Accounting Firm.

Response:  As discussed with the Staff, the Amendment did not include any financial highlights, and did not reference the Trust’s Independent Registered Public Accounting Firm.  The Registration Statement filed February 21, 2012 will name Deloitte & Touche LLP as the Trust’s Independent Registered Public Accounting Firm, and will include their consent as an exhibit.

2.                                      Staff Comment:  The Staff questioned the purpose of inclusion of a cover page that stated that it was not part of the Prospectus.

Response:  The printed statutory prospectus will include prospectuses from three different registrants and the page noted will serve as a wrapper.”  The Trust’s combined institutional class prospectus will incorporate the Class Z Shares of the Alger Growth & Income Fund series of the Trust, and will be printed with the institutional classes of shares of The Alger Funds II and The Alger Institutional Funds.  A PDF of the current statutory prospectus has been forwarded to the Staff to illustrate how the prospectus will be printed.

PROSPECTUS

Fund Fees and Expenses (page 1)

3.                                      Staff Comment:  The Staff requested that the following language be deleted:

“Other Expenses” below are estimated assuming $20 million in net assets. If actual net assets are less, the actual expense ratio will be higher.

Response:  As discussed with the Staff, the language has been deleted from the Prospectus, but will be included in the SAI.

4.                                      Staff Comment:  The Staff requested that the contractual agreement documenting the expense limitation referenced in the footnote to the fee and expense table be filed as an exhibit to the Registration Statement.

Response:  The contractual agreement will be filed as an exhibit to the Registration Statement.

Example (page 2)

5.                                      Staff Comment:  The Staff requested that to conform with Item 3 of Form N-1A, the second expense example under the heading “Example” on page 2 of the Prospectus be deleted.

Response:  The requested change has been made.

Introduction: The Alger Funds (page 6)

6.                                      Staff Comment:  The Staff requested that the Prospectus disclose the notice that would be provided to shareholders if a fund’s Board of Trustees voted to change its investment objective. The Staff noted that funds generally provide sixty days’ notice.

Response:  The requested change has been made.

7.                                      Staff Comment:  The Staff noted that Items 9(b) and 9(c) of Form N-1A require a broader, more expansive description of the portfolios’ investment objectives, principal strategies and principal risks.  This disclosure should supplement the information included in the summary prospectus and amplify the portfolios’ investment policies.

Response:  The requested change has been made.

For Fund Information (page A-7)

8.                                      Staff Comment:  The Staff noted that the last 4 digits of the zip code provided for the SEC Public Reference Room were incorrect.

Response:  The zip code has been corrected.

SAI

Investment Restrictions (page 11)

9.                                      Staff Comment:   Please clarify the section of investment restriction 7 applicable to Alger Health Sciences Fund’s concentration by changing the words “without limit” to “greater than 25%”.

Response:  As noted during  conversations with the Staff, Alger Health Sciences Fund’s prospectus requires that it generally invest “at least 80% of its net assets … in equity securities of companies … that are engaged in the health sciences sector.”  We  confirm that Alger Health Sciences Fund is, in fact, following the guidance provided by the Staff, but on advice of counsel, in the absence of shareholder approval are hesitant to make the requested revision to the wording of the investment restriction, which is a fundamental policy.

As noted above, the Trust intends to file Post-Effective Amendment No. 71 to the Trust’s Registration Statement on Form N-1A on February 21, 2012 pursuant to Rule 485(b) under the Securities Act, specifying an effective date of February 28, 2012.  In addition to responding to the Staff’s comments, and updating the financial statements, performance and fee and expense information of the Trust’s portfolios, the Registration Statement will add a sentence to the Principal Investment Strategy section of the summary prospectus of Class Z Shares of the Alger Growth & Income Fund series of the Trust in response to comments the Trust received from FINRA with respect to a marketing piece for the Class A, B and C  Shares of the Alger Growth & Income Fund series of the Trust.

I represent that the filing does not include any disclosure that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc: Hal Liebes, Esq.